FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

February 6, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333- 284663

Dear Mr. Gorsky:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-284663) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on February 10, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Jeremy Cleveland at 650.687.4173 or Malory Thelen at 214.969.4826 of Jones Day, and that such effectiveness also be confirmed in writing.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Ruben A. Garcia
Name:	Ruben A. Garcia
Title:	General Counsel